GEEK GIRL TECH, PBC
NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT (the *"Agreement"*) is made as of _____, 2018 (the *"Effective Date"*) by and between Geek Girl Tech, PBC, a Delaware public benefit corporation (the *"Company"*), and _____ (the *"Purchaser"*).

1.   NOTE PURCHASE. Subject to the terms of this Agreement and on the Crowdfund Mainstreet platform, the Purchaser agrees to lend $_____ (the "*Loan Amount*") to the Company against the issuance and delivery by the Company of a promissory note for such amount, in substantially the form attached hereto as Exhibit A (the *"Note"*).

2.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to the Purchaser as follows:

2.1   **Authority; Binding Agreement.** All action on the part of the Company necessary for the authorization, execution, delivery, and performance of this Agreement by the Company and the performance of the Company's obligations hereunder, including the issuance and delivery of the Note has been taken or will be taken prior to the Closing. This Agreement and the Note, when executed and delivered by the Company, shall constitute valid and binding obligations of the Company enforceable in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, general principles of equity that restrict the availability of equitable remedies, and, with respect to rights to indemnity, subject to federal and state securities laws.

2.2   **Governmental Consents.** Assuming the accuracy of the representations and warranties of the Purchaser contained in Section 3 hereof, all consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority, required on the part of the Company in connection with the valid execution and delivery of this Agreement, the offer, sale, or issuance of the Note, or the consummation of any other transaction contemplated hereby shall have been obtained and will be effective at the Closing, except for notices required or permitted to be filed after the Closing with certain state and federal securities commissions, which notices will be filed on a timely basis.

2.3   **Offering.** Assuming the accuracy of the representations and warranties of Purchaser contained in Section 3 hereof, the offer, issue, and sale of the Note are and will be exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the *"1933 Act"*), and are exempt from registration and qualification under the registration, permit, or qualification requirements of all applicable state securities laws.

3.   REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PURCHASER.

The Purchaser hereby represents, warrants, and covenants to the Company as follows:

3.1   **The Company May Rely on These Representations.** The Purchaser understands that the Company's offer and sale of the Note has not been registered under the Securities Act of 1933, as amended, because the Company believes, relying in part on the Purchaser's representations in this Agreement, that an exemption from such registration requirement is available for such sale. The Purchaser understands that the availability of this exemption depends upon the representations the Purchaser is making to the Company in this Agreement being true and correct.

3.2   No Resale for One Year. The Purchaser understands that the Note may not be resold for one year after the date of issuance (with limited exceptions) and that even after one year there may not be any market for the Note.

3.3   The Purchaser Recognizes Its Economic Risk. The Purchaser understands that the purchase of the Note involves a high degree of risk, and that the Company's future prospects are uncertain. The Purchaser has the requisite knowledge to assess the relative merits and risks of this investment, or has relied upon the advice of the Purchaser's professional advisors with regard to an investment in the Company. The Purchaser has fully reviewed the Company's information on the Crowdfund Mainstreet platform, including the Company's Form C, and all amendments thereto, concerning purchase and sale of the Note. The Purchaser understands the risks involved in an investment in the Note, including (1) the speculative high-risk nature of the investment; (2) the financial hazards involved, including the risk of losing the entire investment; and (3) the lack of liquidity of the investment due to the absence of a trading market for the Note.

3.4   The Purchaser Advised to Seek Representation. The Purchaser understands that nothing in this Agreement or any other materials presented to the Purchaser in connection with the purchase and sale of the Note constitutes legal, tax, or investment advice. The Company has advised the Purchaser to consult with such legal, tax, and investment advisors as the Purchaser, in its sole discretion, deems necessary or appropriate in connection with its purchase of the Note.

3.5   Complete Information. All information provided by the Purchaser to the Company and on the Crowdfund Mainstreet platform in connection with the purchase of the Note is true, correct, and complete as of the date set forth hereof, and if there should be any change in such information, the Purchaser will immediately provide the Company with such information. The Purchaser is not subject to backup withholding by the Internal Revenue Service (unless the Purchaser provides written notice to the Company that it is subject to backup withholding).

3.6   Purchase for Own Account. The Purchaser represents that the Purchaser is acquiring the Note solely for the Purchaser's own account and beneficial interest for investment and not for sale with a view to distribution of the Note or any part thereof; that the Purchaser has no present intention of selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the Note; and that the Purchaser does not presently have reason to anticipate a change in such intention.

3.7   Information. The Purchaser acknowledges that the Purchaser has received all the information the Purchaser has requested from the Company and the Purchaser considers necessary or appropriate for deciding whether to acquire the Note. The Purchaser represents that the Purchaser has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Note and to obtain any additional information necessary to verify the accuracy of the information given to the Purchaser.

3.8   Ability to Bear Economic Risk and Knowledge of Certain Risk Factors. The Purchaser acknowledges that investment in the Note involves a high degree of risk, and represents that the Purchaser is able, without materially impairing the Purchaser's financial condition, to hold the Note for an indefinite period of time and to suffer a complete loss of his, her, or its investment.

3.9   Further Limitations on Disposition.   Without in any way limiting the representations set forth above, the Purchaser further agrees not to make any disposition of all or any portion of the Note or the securities issuable upon conversion thereof unless and until:

(a)   There is then in effect a Registration Statement under the 1933 Act covering such proposed disposition and such disposition is made in accordance with such Registration Statement; or

(b)   The Purchaser shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, the Purchaser shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the 1933 Act or any applicable state securities laws.

(c)   Notwithstanding the provisions of paragraphs (a) and (b) above, no such registration statement or opinion of counsel shall be necessary for a transfer by the Purchaser to an affiliate, a shareholder or a partner (or retired partner) of the Purchaser, or transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were the Purchaser hereunder.

3.10   Indemnity. The Purchaser agrees to indemnify and hold harmless the Company and its managers, members, officers, and directors for any claims, judgments, or expenses incurred as a result of any misrepresentation made by the Purchaser.

3.11   Authority; Binding Agreement. The Purchaser represents and warrants to, and covenants with the Company that (i) the Purchaser has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Agreement, and (ii) this Agreement constitutes a valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with the terms of this Agreement, except as enforceability may be limited by applicable law.

3.12   Further Assurances. The Purchaser agrees and covenants that at any time and from time to time the Purchaser will promptly execute and deliver to the Company such further instruments and documents and take such further action as the Company may reasonably require in order to carry out the full intent and purpose of this Agreement.

4.   **MISCELLANEOUS.**

4.1   Company's Right to Accept or Reject Investments. The Company may accept or reject any investments, in whole or in part. This means that the Company may sell to the Purchaser a Note in a smaller amount than the Purchaser invests or may choose not to sell the Note to the Purchaser. If the Company accepts the Purchaser's investment, in whole or in part, except as otherwise set forth on the Crowdfund Mainstreet platform, this Agreement will constitute an irrevocable commitment by the Purchaser to purchase the Note, and a copy of this Agreement will be executed by the Company and returned to the Purchaser. If the Company rejects The Purchaser's investment in whole or in part, the Company will return the payment tendered for any unissued portion of the investment.

a. **Notice.** Any notice or demand which either party may or must give to the other under this Agreement shall be made in writing and shall be either hand delivered or sent via email, facsimile, or U.S. certified mail to the following addresses, or at such other addresses which each party may later designate in writing to the other party:

If to the Company:	If to Purchaser:
Geek Girl Tech, PBC	At the office of MiTec, PBC
2601 Blanding Ave C528	(dba Crowdfund Mainstreet)
Alameda, CA 94501	2601 Blanding Ave. C528 Alameda, CA 94501
Phone Number: (510) 984-2567	c/o Purchaser _____
Email: jenn@geekgirltech.com	

4.2   Binding Agreement. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

4.3   Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware, without giving effect to conflicts of laws principles.

4.4   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

4.5   Electronic Signatures. the Purchaser may tender to the Company this Agreement by electronic means such as by email or facsimile. If the Purchaser submits this Agreement to the Company electronically, the Purchaser agrees that the Purchaser's digital signature or other form of electronic acknowledgement, consent or acceptance (as the case may be) constitutes the Purchaser's signature, acceptance and agreement of the terms of this Agreement and such digital signature, consent or acceptance shall be given the same force and effect as a signature affixed by hand.

4.6   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4.7   Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that no severance shall be effective if it materially changes the economic benefit of this Agreement to any party.

4.8   Entire Agreement. This Agreement, the Note, and agreements completed on the Crowdfund Mainstreet platform, constitute the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the purchase and sale of the Note by the Purchaser from the Company, and supersede all prior and contemporaneous understandings or agreements of the parties.

4.9   Amendments. Any term of this Agreement may be amended either retroactively or prospectively, with the written consent of the Company and the Purchaser. All amendments shall be effective only when in writing signed by the parties.

4.10   Assignment. This Agreement may be assigned by the Company to any successor entity of the Company. In the case of such an assignment, the successor entity shall assume all obligations under this Agreement and shall notify the Purchaser promptly of such assignment.

4.11   Expenses. The Company and the Purchaser shall each be responsible for bearing their own expenses incurred on their behalf (including attorney's fees) with respect to this Agreement and the transaction contemplated hereby.

4.12   Further Assurances. Each party to this Agreement hereby covenants and agrees, without the necessity of any further consideration, to execute and deliver any and all such further documents and take any and all such other actions as may be necessary or appropriate to carry out the intent and purposes of this Agreement and to consummate the transactions contemplated herein.

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IN WITNESS WHEREOF, the parties have executed this **NOTE PURCHASE AGREEMENT** as of the date first written above.

COMPANY:

Geek Girl Tech, PBC
a Delaware public benefit corporation

By: _____

Name: Jenn Diesi

Title: President

PURCHASER:

[FOR ENTITY PURCHASER]   **[FOR INDIVIDUAL PURCHASER]**

Name: _____   Name(s) (Print): _____

By: _____

Title: _____   By (Sign): _____

EXHIBIT A

Form of Promissory Note

[Attached]

NEITHER THIS CONVERTIBLE PROMISSORY NOTE NOR THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE LAWS OF ANY STATE. NEITHER THIS INSTRUMENT NOR THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

CONVERTIBLE PROMISSORY NOTE

$___________ **_________________, 2018**

For value received, **Geek Girl Tech, PBC**, a Delaware public benefit corporation (***"Payor")*** promises to pay to ______________________________________ or its assigns (***"Holder"***) the principal sum of ____________________________ **dollars ($______________________)**, or such lesser amount as shall then equal the outstanding principal balance hereunder, together with simple interest on the unpaid principal balance at the rate of five percent (5%) per annum. Interest shall commence with the date hereof and shall continue on the outstanding principal until paid in full or converted as provided herein. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed.

1. This note (the ***"Note"***) is issued pursuant to the terms of that certain Convertible Note Purchase Agreement (the ***"Agreement"***), dated as of ______________________________, by and between Payor and Holder, and pursuant to the terms on the Crowdfund Mainstreet platform. All notes issued pursuant to convertible note purchase agreements in substantially the same form as the Agreement shall be referred to herein as the ***"Notes."***

2. All payments of interest and principal shall be in lawful money of the United States of America and shall be made to Holder. All payments shall be applied first to accrued interest, and thereafter to principal.

3. In the event Payor issues and sells shares of its Equity Securities (as defined below) to investors (the ***"Investors"***) on or before December 31, 2023 (the ***"Maturity Date"***) in a certain financing in which Payor raises at least five million dollars ($5,000,000) in gross proceeds (excluding the amount of any Note being converted) with the principal purpose of raising capital (a ***"Qualified Financing"***), then, at Holder's option, the outstanding principal balance of this Note may convert into Equity Securities at a twenty percent (20%) discount from the price paid by Investors in the Qualified Financing. Other than the purchase price, this Note shall convert into equity on the same terms and conditions given to the Investors in the Qualified Financing.

At Payor's option, all accrued but unpaid interest outstanding at the time of conversion may be paid to Holder in cash or converted into equity in the same manner as principal.

For purposes of this Note, the term *"Equity Securities"* shall mean shares of Payor's preferred equity securities sold in a Qualified Financing following the date hereof, except that such defined term shall not include any security granted, issued and/or sold by Payor to any employee or consultant in such capacity.

4.   In the event of a Change of Control (as defined below), or an initial public offering, Holder shall have the right, but not the obligation, to apply all unpaid principal and interest, in part or in whole, to the acquisition of the most senior series of preferred equity interests of the surviving entity outstanding or, if no such preferred equity interests are outstanding, non-preferred equity interests of the surviving entity outstanding, at a 5% discount.

"Change of Control" is defined as follows: (i) any person becomes the beneficial owner of more than 50% of the outstanding voting securities of Payor having the right to vote for the election of members of the governing body; (ii) any reorganization, merger, or consolidation of Payor, other than a transaction or series of related transactions in which the holders of the voting securities of Payor outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of Payor or such other surviving or resulting entity; or (iii) a sale, lease, or other disposition of all or substantially all of the assets of Payor.

5.   If no Qualified Financing or Change of Control has occurred before or on the Maturity Date, any outstanding principal may, at Holder's option, be paid to Holder in cash or convert into common stock at a conversion price equal to Payor's prior fiscal year Earnings (as defined below) multiplied by five. Such payment or conversion shall occur within 90 days after the Maturity Date.

At Payor's option, all accrued but unpaid interest outstanding at the time of conversion may be paid to Holder in cash or converted into equity in the same manner as principal.

For the purposes of this Note, the term *"Earnings"* shall mean, for any fiscal year, the Revenue (as defined below) for such fiscal year less the Expenses (as defined below) for such fiscal year; provided, however, that Earnings for any fiscal year shall not be less than zero. The term *"Revenue"* shall mean for any fiscal year, any revenue received by Payor in such fiscal year, as determined on a cash basis in accordance with Payor's standard accounting practices. The term *"Expenses"* shall mean, for any fiscal year, any expenses (including any salary expenses) incurred by Payor in such fiscal year, as determined on a cash basis in accordance with Payor's standard accounting practices.

6.   No fractional shares shall be issued upon conversion of this Note. In lieu of any fractional shares to which Holder would otherwise be entitled, the number of shares issuable shall be rounded down to the next whole number and Payor shall, in lieu of issuance of any fractional share, pay to Holder a sum in cash equal to the fair market value, as determined in good faith by Payor's Board of Directors, of any fractional share.

7.   Payor shall have the right to prepay the principal on the Note, in whole or in part, only with the prior written consent of Holder. In addition, all of the Notes may be prepaid in whole

or in part (pari passu) with the written consent of the holders holding more than fifty percent (50%) of the aggregate principal balance of all of the Notes (***"Majority in Interest"***).

8.   All prepayments shall be applied first to interest and then to principal. Payor shall have the absolute right to prepay accrued interest at any time during the term of the Note.

9.   If there shall be any Event of Default hereunder, at the option and upon the declaration of Holder and upon written notice to Payor (which election and notice shall not be required in the case of an Event of Default under Section 9(c) or 9(d)), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an ***"Event of Default"***:

(a)   Payor fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any accrued interest or other amounts due under this Note on the date the same becomes due and payable;

(b)   Payor shall default in its performance of any covenant under the Agreement;

(c)   Payor files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(d)   An involuntary petition is filed against Payor (unless such petition is dismissed or discharged within sixty (60) days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Payor).

10.   This Note shall be subordinated to all indebtedness of Payor to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money ("Senior Debt"). Payor hereby agrees, and by accepting this Note, Holder hereby acknowledges and agrees, that so long as any Senior Debt is outstanding, upon notice from the holders of such Senior Debt (the "Senior Creditors") to Payor that an event of default, or any event which the giving of notice or the passage of time or both would constitute an event of default, has occurred under the terms of the Senior Debt (a "Default Notice"), Payor will not make, and Holder will not receive or retain, any payment under this Note. Nothing in this paragraph will preclude or prohibit Holder from receiving and retaining any payment hereunder unless and until Holder has received a Default Notice (which will be effective until waived in writing by the Senior Creditors) or from converting this Note or any amounts due hereunder into securities of Payor as provided elsewhere in this Note.

11.   This Note is unsecured.

12.   Payor hereby waives demand, notice, presentment, protest and notice of dishonor.

13.   This Note shall be governed by and construed under the laws of the State of Delaware, without giving effect to conflicts of laws principles.

14. This Note may be amended, and any provision of this Note may be waived, by mutual agreement of the parties. In addition, all of the Notes may be amended, and any provision of all of the Notes may be waived, with the written consent of Payor and the Majority in Interest; provided that no amendment or waiver which would alter or change the principal amount owing upon the Notes, or the rate of interest payable thereon, may be effective without the consent of all of the holders of the Notes. Notwithstanding the proviso in the previous sentence requiring unanimity to make a change to the principal amount owing or the interest rate, the remaining conversion provisions set forth in the Note may be amended or waived by the Majority in Interest. Any amendment or waiver of any such term or condition hereof that is duly approved by the Majority in Interest shall be binding on all holders of the Notes.

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IN WITNESS WHEREOF, Payor has caused this **CONVERTIBLE PROMISSORY NOTE** to be executed by its duly authorized officer as of _____, 20_____

GEEK GIRL TECH, PBC

By: _____
Name: Jenn Diesi
Title: President